August 19, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 3, 2011

File No. 001-12040

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment provided in your letter dated July 26, 2011, regarding your review of the aforementioned filing and our prior responses contained in letters dated May 12, 2011 and June 29, 2011 to comments made by you in letters dated April 29, 2011 and June 17, 2011. For ease of reference, the comment from your letter is stated in full prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment 1:

(13) Segment Information, page F-38

It appears to us that the CODM regularly reviews discrete financial information for the following business units: SunBridge Northeast, SunBridge Southeast, SunBridge Western, SolAmor, and Americare. We further note your statements that the CFO reports which contain discrete financial information on the legal entities are reviewed by the CODM to “make decisions about resource allocations between operating segments” and the monthly President’s reports are used to assess the operational and financial performance of each of your reporting units (which include your regional operations). We believe that each of these business units separately constitutes an operating segment. In light of our foregoing, tell us if you will achieve the same results if you tested goodwill for impairment at these levels.

Response:	At the present time we do not know what the results would be if we tested for goodwill at the division level of our healthcare facilities reporting unit (i.e. SunBridge Northeast, SunBridge Southeast or SunBridge Western - for ease of reference, in the balance of this letter we will refer to these business units of the healthcare facilities reporting unit as ‘divisions’) as we have never before attempted to test goodwill for impairment at that level nor have we allocated goodwill at the division level. Sun Healthcare Group, Inc. (the “Company”) believes the SunBridge divisions fall more than one level below the Inpatient Services operating segment level and, in accordance with generally accepted accounting principles (“GAAP”), the Company has only analyzed and tested goodwill for impairment at the operating segment level or one level below. Accordingly, we have tested for goodwill impairment at our healthcare facilities reporting unit level (SunBridge), hospice services reporting unit level (SolAmor) and durable medical equipment reporting unit level (Americare), which we have historically disregarded for reporting (but not impairment testing) purposes due to its insignificant size, all of which are one level below the Inpatient Services operating segment level. We believe that under GAAP the SunBridge divisions do not qualify as operating segments or as reporting units. The GAAP literature we used to make our accounting determinations is ASC 280-10-50, which defines an operating segment to be at the level that the component’s discrete financial information is regularly reviewed by the CODM to make decisions about resource allocation and to assess its performance. As we have disclosed in our filings and have shared with you in our earlier letters, we have identified our operating segments under ASC 280 to be the following three segments: Inpatient Services segment, Rehabilitation Therapy Services segment, and Medical Staffing Services segment. Accordingly, goodwill has been tested for impairment at the operating segment level for the Rehabilitation Therapy Services and Medical Staffing Services operating segments and at the reporting unit level, one level below the Inpatient Services operating segment, for that segment.

As we understand the statements made in your letter of July 26, 2011, your conclusion that each of the SunBridge divisions constitutes an operating segment appears to be based on the receipt of discrete financial information for each division by the CODM and the assumption that the CODM allocates resources based upon that information. We respectfully submit that this is not the manner in which we operate our businesses and that the Company’s earlier letters to the Staff may not have provided sufficient context to explain this fact.

The key drivers of our SunBridge business include patient demand for our services, reimbursement rates for our services (generally received from third party insurance sources), state and federal regulations associated with delivering our services, and the cost of labor and operating expenses for our business. The CODM assesses these drivers at the consolidated Company level and at the Inpatient, Rehabilitation Therapy and Medical Staffing segment levels. The CODM uses these assessments at these levels to make resource allocations among the Inpatient, Rehabilitation Therapy and Medical Staffing segments. Our “CFO Report: Monthly Management Report” (the “CFO Report”) includes consolidated Company level financial statements, Inpatient,

Rehabilitation Therapy and Medical Staffing segment level financial statements and certain consolidated and segment level data in order to assist the CODM in making the assessments and resource allocations among the segments. The data contained in the CFO Report includes consolidated and segment level revenue, EBITDA and EBITDAR, and segment level data for patient occupancy, patient census, patient admissions, patient discharges, daily payor rate statistics for Medicare, Medicaid, managed care, private and other payors, labor management metrics, rehabilitation therapy metrics and metrics associated with our Rehabilitation Recovery Suites occupancy and utilization. These segment level data are included in the CFO Report on pages 10 through 12 and are similarly included in the “SunBridge President’s Report” on pages 5 through 7 and 9 through 13. With the exception of division revenue, EBITDA and EBITDAR, division level data similar to the segment level data described above, which again represent the key drivers of the business for which performance is assessed and resources are allocated, are not contained in the CODM package (e.g., CFO Report, SunBridge President’s Report, etc.). In our opinion, division revenue, EBITDA and EBITDAR information are not sufficient, in and of themselves, for the CODM to make division resource allocation decisions or to assess division performance.

Resource allocations (such as budgetary expenditures for personnel, operating costs and investment capital) are made to our healthcare facilities based on individual healthcare facility needs as dictated by regulatory staffing and regulatory operating requirements, patient needs, and local market opportunities which our local management teams believe to exist. The CODM does not regularly review discrete financial information at the healthcare facility level, or as described above, at any level other than the consolidated and segment level. Rather, the President of SunBridge and his management staff (including the division senior vice presidents who report directly to the President of SunBridge) are responsible for regularly reviewing the discrete financial information of the division and lower levels (including the healthcare facilities level) and making the performance assessments and resource allocation decisions for the healthcare facilities and the divisions to which they are assigned.

The divisions enable the President of SunBridge to divide responsibility among managers so that appropriate decisions concerning facilities within one geographic section of the country can be made by his direct reports. These decisions involve clinical, personnel, regulatory – as well as financial – matters. The nature of these divisions, which in large part are determined by relative geography, can be illustrated by their history within our company. Between 2004 and 2005, we operated approximately 100 healthcare facilities, which were divided between two geographical divisions as directed by the President of SunBridge. Following a late 2005 acquisition that increased the number of facilities to over 150, the newly acquired facilities were distributed between the two divisions, again by relative geography based on the direction of the

President of SunBridge. In 2007, following yet another acquisition, the President of SunBridge reallocated all of the now more than 200 facilities into three divisions. Due to certain clinical and regulatory challenges presented by facilities located in the State of Oklahoma, in 2010 the President of SunBridge moved those Oklahoma facilities out of one division into another in order to better capitalize on that division’s clinical management who had capacity to deal with such challenges. Finally, in 2011, the President of SunBridge decided to reallocate all facilities into four geographical divisions, again to make management more effective. Financial performance of, and resource allocation among, these divisions has not been a factor in the function or composition of the divisions.

The Company’s annual capital expenditure budgeting process serves as an example of a resource allocation decision made on a regular basis. This budgeting process resulted in a capital expenditure budget for the Company of $55 million for the twelve month fiscal 2010 period. The budgeting process begins with high level targets for each operating segment that have been approved by the CODM (i.e. top-down). Following this, operating segment management (i.e., in the case of the Company’s healthcare facilities, the President of SunBridge) works with division vice presidents and local management teams to prioritize detailed requests while working within the overall total segment constraints previously established by the CODM. If the aggregate of the detailed requests is greater than the target approved by the CODM, then the President of SunBridge requests that the modified new total be approved by the CODM. The CODM must then evaluate whether to reallocate resources from other segments or to deny the request. In other words, the CODM balances the needs of all segments within the confines of the Company’s strategic vision, projected cash flows and limits placed on capital expenditures by means of covenants in the Company’s credit agreement, but does not attempt to determine the needs of any division or other lower level business unit.

In conclusion, the Company continues to respectfully submit that its determination that the Company is comprised of three operating segments, which are in turn made up of four reporting units (excluding Americare due to its insignificant size), is appropriate based upon the definitions, rules and intent of ASC 280. We remain mindful of our responsibility to continue properly applying the provisions of segment reporting and its impact to our goodwill impairment testing.

Furthermore, we are also cognizant of our responsibility to apply the impairment testing provisions on an interim basis if an event occurs which appropriately triggers such an analysis. Recent environmental changes in our industry brought on by recently announced declines in Medicare reimbursement rates effective October 1, 2011 have resulted in our beginning to perform an interim impairment analysis on the Company’s goodwill and various other assets for the third quarter of 2011. The interim impairment analysis the Company has now undertaken is being performed at the same segment and reporting unit levels at which we performed the goodwill impairment testing at December 31, 2010. The interim impairment analysis is comprehensive and complex and takes a great deal of time to prepare. As such, the analysis has not been completed as of the date of this letter. In our opinion, however, the possibility of an impairment charge associated with goodwill for the third quarter exists. We disclosed this possibility in our most recent Quarterly Report on Form 10-Q, which we filed with the Commission on August 4, 2011.

Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP

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